United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

Vale informs on developments related to the outbreak of the coronavirus

Rio de Janeiro, March 12th, 2020 – Vale S.A. (“Vale”) would like to take this opportunity to formally update the market on the steps and policies that it is taking to safeguard its employees and its business operations from the threats that are being posed by the COVID-19 (Coronavirus) outbreak.

In recent weeks, an outbreak of a contagious disease, the COVID-19, was first reported from Wuhan, mainland China, and spread through various countries. There have been worldwide reports of contagion and fatalities from the virus and, on March 3rd, 2020, the outbreak was characterized as a Pandemic by the World Health Organization. Brazil and Canada, where we have our main operations, have also reported cases.

As of today, we have not suffered any material impact to our operations, logistics, sales or financial position, nor any of our employees was tested positive for coronavirus. The outbreak continues to be fluid and uncertain, making it impossible to forecast the final impact it could have on the global financial markets and economy, and in turn, on our business. In light of such circumstances, we are continuously assessing the impacts in our operations and financial situation.

Since late January, Vale has been taking all the necessary measures to support the prevention of the COVID-19 at its sites:

•	A technical crisis committee and an executive committee were created to manage the actions resulting from this pandemic;
•	All worldwide non-essential business trips and events have been cancelled or postponed until further notice;
•	All Vale’s employees returning from international travels are instructed to contact the company´s health department by telephone before returning to activities, even if they do not present any of the symptoms of the virus;
•	In offices in countries where the COVID-19 has had more severe impact, Vale implemented a home-office routine.

Globally, the company is complying with the health and safety protocols established by the authorities and agencies of each country and is monitoring closely the developments of the situation.

As the outbreak develops over the regions where our operations are concentrated, we may face workforce related operational difficulties and may need to adopt contingency measures or eventually suspend operations. Also, a significant portion of our revenue is originated from sales made to customers in Asia and Europe (63.3% and 13.8% of revenues respectively, in the year ended December 31, 2019), and we as well rely on an extensive logistics and supply chain, including several ports, distribution centers and suppliers that have operations in affected regions.

Vale reaffirms its commitment to the safety of its people and the communities in which it operates and will keep investors and markets informed of future developments.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: March 12, 2020		Director of Investor Relations